Mail Stop 0308

      March 31, 2005

VIA U.S. MAIL AND FACSIMILE

Mr. James E. Skinner
Senior Vice President and Chief Financial Officer
The Neiman Marcus Group, Inc.
One Marcus Square
1618 Main Street
Dallas, Texas 75201

	RE:	Form 10-K for the Fiscal Year Ended July 31, 2004
		Form 10-Q for the Quarter Ended January 29, 2005
      File No. 1-9659

Dear Mr. Skinner:

		We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and will make no further review of your documents. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended July 31, 2004

General

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future filings.

Item 1.  Business

2. Please disclose for each of the last three years the percentage or amounts of revenues contributed by classes of your products that accounted for 10% or more of revenues in any of the last three years as required by Item 101(c)(i) of Regulation S-K.

Item 5.  Market for the Registrant`s Common Equity and Related
Shareholder Matters

3. Please include a description of the nature of stock repurchase transactions that were not made under publicly announced repurchase plans or programs as required by Item 703 of Regulation S-K.

Item 6.  Selected Financial Data

4. Please disclose cash dividends declared per common share as required by Instruction 2 to Item 301 of Regulation S-K.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
Operating Results, page 12
General

5. Please include a tabular presentation of net sales revenues by product category for the periods presented and provide a narrative discussion of the extent to which material changes are attributable to pricing, mix or volume of goods sold. Please refer to SEC
Release
No. 33-8350 and Item 303(a)(3)(iii) of Regulation S-K.

6. In circumstances where you describe more than one business reason for a significant change between periods in key financial data or indicators, please quantify, to the extent possible, the incremental impact of each individual business reason on the overall change. For example, in your comparison of operating results, you should quantify, in terms of dollars, the:
* changes in comparable store revenues;
* changes in sales attributable to stores opened and closed and excluded from comparable store revenues;
* changes in sales of brand development companies;
* increase in cost of sales from changes in product mix;
* changes in occupancy and buying costs, including payroll expenses, rent and related occupancy expenses;
* increases and decreases in margins from changes in markdowns;
* impact of changes in vendor allowances;
* increase in depreciation expense;
* reduction in pre-opening expenses; and
* changes in individual expenses included in selling, general and administrative expenses, including incentive compensation and income from your credit card portfolio.
In those circumstances where you describe and quantify a change between periods, please also provide an analysis of the business reasons underlying the change. For example, in your analysis you should explain why:
* sales of brand development companies increased; and
* you recognized an impairment charge related to the Chef`s catalog tradename intangible asset.

7. Please provide an analysis of the operating earnings of your other operating segment for the periods presented. In doing so, please quantify and discuss the changes in the operating results of brand development companies and corporate expenses.

Financing Structure, page 20

8. Please identify any significant covenants of your unsecured senior notes and debentures. Also, disclose the repercussions of not meeting significant covenants of your credit agreement and unsecured senior notes and debentures and the existence of any cross-default provisions. These disclosures should also be included in the notes to your financial statements.

Contractual Obligations and Commitments, page 21

9. Please include other long-term liabilities reflected on your balance sheet. If an obligation does not have a due date and is excluded from the table, disclose the amount of the excluded obligation and why it is not possible to estimate a payment date. Please see Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies, page 24

10. Please disclose the amounts of estimates that materially affected your reported earnings and the amounts of the related valuation allowances for each period presented. For example, disclose your provisions for product returns and doubtful accounts, your estimates related to impairment of long-lived assets, and the related valuation allowances where applicable. Please also provide an analysis of material changes in each of your critical accounting estimates, including changes in depreciable lives, on revenues, operating expenses and gross profit for the periods presented. In addition, discuss to the extent material how accurate your estimates and assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Further, provide a sensitivity analysis of the potential impact of using different assumptions. Please refer to SEC Release No. 33-8350.

Item 10.  Directors and Executive Officers of the Registrant

11. Please tell us if you intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of your code of ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of your code of ethics by posting such information on your Internet website. If so, please disclose your intention.

Item 11.  Executive Compensation

12. Please disclose or incorporate by reference to the appropriate captions of your proxy statement the information required by Items 402(h) and 402(j) of Regulation S-K.

Item 12.  Security Ownership of Certain Beneficial Owners and
Managements and Related Shareholders Matters

13. Please disclose or incorporate by reference to the appropriate captions of your proxy statement the information required by Item
201(d) of Regulation S-K.

Schedule II, page 36

14. Please disclose the information required by Rule 12-09 of Regulation S-X with respect to your allowance for estimated sales returns as required by Rule 5-04(a)(2) of Regulation S-X. Please also describe amounts charged to deductions in footnotes to the table.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

15. Tell us if there are any individual items included in the "other long-term liabilities" caption that exceed 5% of total liabilities.
If so, these items should be disclosed in the notes to the financial statements or on the face of your balance sheets. See Rule 5-
02(20)
of Regulation S-X.


Consolidated Statements of Cash Flows, page F-5

16. Please explain to us how you account for and report cash flows between you and the securitization trust. Tell us what proceeds from maturities and purchases of held-to-maturity securities related to your undivided interests in NMG Credit Card Master Trust represent.
Provide to us a summary of the cash flows between you and the Trust for the periods presented. Please include proceeds from new securitizations, proceeds from collections reinvested in revolving period securitizations, purchases of delinquent or foreclosed loans, servicing fees and proceeds received on retained interests.
Please
tell us how your disclosures comply with the requirements of paragraph 17.f.(4) of SFAS 140. We may have further comment.

17. Please disclose information about all investing and financing activities for each period presented that affect recognized assets or liabilities but that do not result in cash receipts or cash payments as required by paragraph 32 of SFAS 95. Please provide us with revised disclosures that you would use in future filings.

Consolidated Statements of Shareholders` Equity, page F-6

18. Please provide to us a reconciliation of changes in stockholders equity from issuance of shares under stock option plans and other equity transactions to the amounts of proceeds from exercises of stock options and restricted stock awards in your statements of cash flows for the periods presented.

19. Please disclose accumulated balances for each component of accumulated other comprehensive income as required by paragraph 26 of
SFAS 130. Please also disclose reclassification adjustments for each classification of other comprehensive income, except minimum pension liability, on the face or in the notes to your financial statements as required by paragraphs 19 and 20 of SFAS 130.

Notes to Consolidated Financial Statements
Note 1.  Summary of Significant Accounting Policies
Estimates and Critical Accounting Policies
Cash and Cash Equivalents, page F-7

20. We assume that outstanding drafts included in accounts payable represent book overdrafts in your zero balance accounts. Please tell us if our assumption is correct. If so, please disclose where you present the net change in book cash overdrafts in your statements of cash flows. If your outstanding drafts represent bank overdrafts, please tell us why you do not classify the net change in bank overdrafts in cash flows from financing activities pursuant to the guidance in AICPA Technical Practice Aid Section 1300.15.


Long-Lived Assets, page F-9

21. Please tell us the effect of changes in the useful lives of property, plant and equipment during the years presented and where you disclosed the changes in your financial statements. If you have not disclosed the changes in estimates in your financial statements, please tell us why. If the effects of the changes are material, please disclose the effects on net income and related per share amounts in the notes to your financial statements as required by paragraph 33 of APB 20.

Revenues, page F-10

22. Please tell us the amount of net commissions earned from leased departments for the periods presented. If revenues from leased departments exceed 10% of revenues, please disclose your revenue recognition policy and the amount of net commissions earned for each period presented on the face of your statement of earnings as required by Rule 5-03(a)(1) of Regulation S-X.

Selling, General and Administrative Expenses, page F-10

23. Please disclose the revenues and expenses of your proprietary credit card operations as required by SAB Topic 8:B. In doing so, please disclose interest and fees and income from retained interests, including servicing fees, and your provisions for doubtful accounts for each period presented.

Stock-Based Compensation, page F-11

24. Pursuant to paragraph 45.c. of SFAS 123, as amended by SFAS
148,
if awards of stock-based employee compensation are outstanding and accounted for under the intrinsic value method of APB 25 for any period for which an income statement is presented, the required tabular presentation should include stock-based employee compensation cost, net of related tax effects, included in the determination of net income and the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards. Tell us why you do not reflect amortization of unearned compensation charged to income in your pro forma disclosure. Otherwise, please revise your tabular presentation to disclose stock-based employee compensation cost, net of related tax effects, included in the determination of net income and stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards. Please disclose the weighted average grant-date fair value of restricted stock and purchased restricted awards granted during each period presented as required by paragraph 47.c. of SFAS 128.

25. We note that you initiated a quarterly cash dividend during 2004.
Please tell us why you did not include the expected dividend yield in the assumptions used in the option pricing model to estimate the fair value of employee stock-based compensation awards granted subsequent to the initiation of the quarterly dividend. Please refer to paragraph 19 of SFAS 123.

Note 2.  Securitization of Credit Card Receivables, page F-13

26. Please explain to us in detail the provisions contained in the securitization agreement that provide you with the rights to repurchase the Class A certificates and regain effective control over the credit card receivables held by the Trust.  In doing so, tell us:
* whether your rights to repurchase the Class A Certificates and regain control over the assets were contingent upon future events and circumstances and that did not provide you with the unilateral right
to regain control of the assets at the inception of the
securitization agreement;
* why the rights did not initially preclude sale accounting under paragraph 9(c) of SFAS 140;
* the change or other circumstances that now provide you with the unilateral ability to regain control of the assets previously sold;
* the circumstances and/or events that trigger the exercisability of
your rights to repurchase the Class A Certificates and regain control
over the assets;
* why your rights to repurchase the Class A Certificates and regain
control over the assets are no longer contingent upon future events
and circumstances; and
* why it is necessary to estimate when the rights will become exercisable.
Please also explain to us how your re-recognition accounting treatment complies with the requirements of paragraph 55 of SFAS 140 and each of the applicable consensuses reached in EITF 02-09. If your accounting treatment does not comply with the requirements of paragraph 55 of SFAS 140 and the applicable consensuses reached in EITF 02-09, tell us the justification in GAAP for your accounting treatment and the use of a transition period. In particular, please explain in detail:
* how you measured the credit card receivables repurchased and the obligation to the holders of the Class A certificates;
* whether or not you recognized a gain or loss on the transaction and why, and the amount of the gain or loss;
* your recognition of a loan loss allowance related to the repurchased credit card receivables; and
* your accounting treatment of the retained interests and their combination with the re-recognized assets.
In addition, we note that you reflected proceeds from borrowings under the credit card facility in your statements of cash flows. Please tell us why the re-recognition of credit card receivables and the related assumption of the obligation to holders of the Class A certificates should be reported as cash outflows and cash inflows in your statements of cash flows.

27. We note that you classify retained interests in a manner similar to debt securities held to maturity. Please tell us your justification in GAAP for doing so. Please refer to paragraph 14 of
SFAS 140. Please disclose the fair value of your retained interests, unrecognized holding gains or losses and the net carrying amount of the retained interests in the notes to your financial statements for each period presented. Refer to paragraph 19 of SFAS 115, as amended.

Note 10.  Impairment and Other Charges, page F-27

28. We note that you were exploring strategic alternatives, including sale, merger, joint venture or other business combination related to your Chef`s Catalog brand and that you recognized an impairment loss related to the Chef`s Catalog tradename of $3.9 million. We also note that you subsequently sold your Chef`s Catalog business and reported a pre-tax loss of $15 million during the quarter ended October 30, 2004. As part of your impairment testing as of July 31,
2004, we would have expected you to reflect the alternative courses of action you were considering in your probability weighted-average estimate of future cash flows related to your Chef`s Catalog brand.
See paragraph 17 of SFAS No. 144. Please explain to us in detail your testing of the recoverability of the long-lived assets of your
Chef`s Catalog business at July 31, 2004 and the significant facts and circumstances that resulted in the change in estimate. Please disclose the facts and circumstances leading to the impairment of your Chef`s Catalog business. Please also disclose the facts and circumstances leading to the impairment Kate Spade LLC and Neiman stores.

Note 14.  Segment Information, page F-29

29. Your corporate expenses should not be combined with the results of your brand development companies under the aggregation criteria of paragraph 17 of SFAS 131. Please revise to separately report information about your brand development companies and corporate expenses. Refer to paragraphs 17 and 19 of SFAS 131. Please disclose revenues from each group of similar products and services as required by paragraph 37 of SFAS 131.

Form 10-Q for the Quarter Ended January 29, 2005

Condensed Consolidated Statements of Earnings, page 2

30. Please tell us why your Chef`s Catalog business does not meet the criteria of paragraphs 41 and 42 of SFAS 144 for reporting as discontinued operations in accordance with paragraph 43 of SFAS
144.


Notes to Condensed Consolidated Financial Statements
Note 1.  Basis of Presentation, page 4

31. We note you characterized your misclassification of construction allowances as a reclassification, as opposed to a correction of an error. We refer you to Don Nicholaisen`s letter dated February 7, 2005, which characterizes corrections in lease accounting for Landlord/Tenant Incentives as the correction of an accounting error and states that "The SEC staff believes that the positions noted above are based upon existing accounting literature and registrants who determine their prior accounting to be in error should state the restatement results from the correction of errors." Please amend your filing, or tell us why you do not believe an amendment is necessary to:
* clarify that the reclassification is a correction of an error in accordance with APB 20;
* include a tabular presentation of the as reported and as restated amounts so that readers will understand the impact that the reclassification had on operating and investing cash flows; and
* disclose the effect of the correction on depreciation expense and rent expense for the periods presented.
In addition, it appears that you present changes in deferred real estate credits as an adjustment to reconcile net earnings to net cash provided by operating activities in your cash flows from operations in your statements of cash flows. Please tell us why you do not reflect such changes as changes in operating assets and liabilities.
Also, please confirm to us that the lease term over which you amortize your leasehold improvements and deferred real estate credits is consistent with the definition in paragraph 5.f of SFAS No. 13.

Note 7.  Employee Benefit Plans, page 9

32. Please tell how you implemented the provisions contained in FSP106-2 during the period ended January 29, 2005. In doing so, tell us if you;
* elected the deferral provided by FSP 106-1;
* concluded whether your prescription drug benefits are actuarially equivalent to Medicare Part D and qualify for the subsidy under the
Medicare Prescription Drug, Improvement and Modernization Act of
2003;
* concluded that the enactment of the Act was a significant event pursuant to paragraph 73 of SFAS 106; and
* amended your postretirement plan after the enactment of the Act. If you amended your postretirement plan after the enactment of the Act, tell us whether your accounting for the effects of the Act differed from the guidance in FSP 106-2 and whether you followed the guidance in paragraph 32. If you concluded that the enactment of the
Act was a significant event pursuant to paragraph 73 of SFAS 106, tell us whether you adopted FSP 106-2 prospectively or retroactively.
Please disclose the information required by paragraphs 20 and 21 of
FSP 106-2 as applicable.

Item 6.  Exhibits

33. Please file, either by including or incorporating by reference, all of the exhibits required by Item 601(a) of Regulation S-K.
See
paragraph 2 in the Instructions to the Exhibit Table.

*	*	*	*	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Bill Thompson at (202) 942-1935 or Nili Shah at
(202)
942-2923, or in their absence, to the undersigned at (202) 942-
2823.

							Sincerely,



								Mike Moran
								Accounting Branch Chief
??

??

??

??


March 31, 2005
Page 1